Exhibit 11.



Norwest Corporation and Subsidiaries
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

In thousands, except per common share amounts            Quarter Ended
                                                          March 31,
                                                        1998        1997
BASIC:
 Weighted average number of common shares
  outstanding .....................................    757,706     745,575


 Net income .......................................   $367,706     321,861
 Less dividends accrued on preferred stock ........     (4,441)     (4,441)
 Net income, as adjusted ..........................   $363,265     317,420

 Net income per common share ......................   $   0.48        0.43

DILUTED:
 Weighted average number of common shares
  outstanding .....................................    757,706     745,575
 Net effect of assumed exercise of stock options
  based on treasury stock method using average
  market price ....................................     14,262      10,280
 Assumed conversion of 6 3/4% convertible
  subordinated debentures due 2003 as of the
  beginning of the period .........................         35          35
                                                       772,003     755,890

 Net income .......................................   $367,706     321,861
 Less dividends accrued on preferred stock ........     (4,441)     (4,441)
 Add 6 3/4% convertible subordinated debentures
  interest and amortization of debt expense,
  net of income tax effect ........................          1           1
 Net income, as adjusted ..........................   $363,266     317,421

 Net income per common share.......................   $   0.47        0.42










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